Exhibit  4.21

March 31, 2006

Liolios Group, Inc.

2431 West Coast Hwy, #205

Newport Beach, CA 92663

Attention: J. Scott Liolios

Dear Scott:

This letter sets forth our agreement with respect to the warrants relating to the Public Relations Agreement (the “Agreement”) between Liolios Group, Inc. (“Liolios”) and Spescom Software Inc. (“Spescom”) dated November 15, 2005.

Spescom has agreed to issue to Liolios immediately a warrant (the “Warrant”) to purchase 300,000 shares of Spescom’s common stock at an exercise price of $0.10 per share in the form enclosed. The Warrant is being issued in its entirety at this time in lieu of the warrants issuable to Liolios under Section 3(b) of the Agreement through May 15, 2006 and the performance warrant contemplated by Section 3(c) of the Agreement. Liolios waives its right to the performance warrant.

Please confirm that the above correctly reflects our agreement by signing a copy of this letter and returning it to me. In addition, please sign and return to me the enclosed copy of the Warrant. We will immediately provide a fully signed Warrant for your records.

Very truly yours,

Spescom Software Inc.

	By:	/s/ John W. Low
John W. Low
Chief Financial Officer

Agreed and Accepted:

Liolios Group, Inc.

By:	/s/ J. Scott Liolios
J. Scott Liolios
President